July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	ZyVersa Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-272657 (the “Registration Statement”)
Acceleration Request
Requested Date:	July 10, 2023
Requested Time:	5:00 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Jack Hogoboom of Lowenstein Sandler LLP at (973) 587-2382 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ZYVERSA THERAPEUTICS, INC.

By:	/s/ Stephen C. Glover
Name:	Stephen C. Glover
Title:	Chief Executive Officer